UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-893219
CUSIP NUMBER 000847202

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒  Form 10-K ☐  Form 20-F ☐  Form 11-K ☐  Form 10-Q ☐  Form 10-D ☐  Form N-SAR ☐  Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Abpro Holdings, Inc.
Full Name of Registrant

Abpro Holdings, Inc.
Former Name if Applicable

100 Summit Drive
Address of Principal Executive Office (Street and Number)

Burlington, MA 01803
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Abpro Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense.

Due primarily to the Company’s recent material transactions, governance and operational matters, including, but not limited to, meeting certain Nasdaq compliance matters and finance transactions, the preparation and audit of the financial statements to be included in the Annual Report require additional time to complete. The Company is working diligently to complete such processes, but could not finalize such matters prior to the initial due date of the Annual Report.

The Company expects to file the Annual Report as soon as reasonably practicable, and at this time the Company anticipates that it will be able to do so within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Miles Suk	800	396-5890
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Abpro Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	By:	/s/ Miles Suk
Miles Suk
Chief Executive Officer

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